UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 333-75984

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

InSight Health Services Holdings Corp.
Full Name of Registrant

Former Name if Applicable

26250 Enterprise Court, Suite 100
Address of Principal Executive Office (Street and Number)

Lake Forest, CA 92630
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

                If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

                State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                    On May 29, 2007, InSight Health Services Holdings Corp. (the “Company”) and its subsidiary, InSight Health Services Corp. (“InSight” and together with its subsidiaries and the Company, “we,” “us” or “our”), filed voluntary petitions to reorganize their business under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (Case No. 07-10700).  On August 1, 2007 (the “Effective Date”), the Company and InSight emerged from bankruptcy.  As of the Effective Date, we implemented fresh-start reporting in accordance with American Institute of Certified Public Accountants’ Statement of Position 90-7 “Financial Reporting by Entities in Reorganization under the Bankruptcy Code”, or SOP 90-7.  The provisions of fresh-start reporting require us to revalue our assets and liabilities to fair value, reestablish stockholders’ equity, and record any applicable reorganization value in excess of amounts allocable to identified assets as an intangible asset.  While we have largely completed the work required to implement fresh-start reporting, we have been unable without unreasonable effort and expense to finalize in a timely fashion the financial statements and related information to be included in the Company’s Form 10-Q for the quarter ended September 30, 2007 due to the volume of accounting and valuation work required to implement fresh-start reporting.  The Company expects to file its Form 10-Q on or before the fifth calendar day following its due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mitch C. Hill	(949)	282-6000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	For the reasons stated above related to our adoption of fresh-start reporting, we cannot currently give a reasonable estimate of our results for the quarter ended September 30, 2007.

INSIGHT HEALTH SERVICES HOLDINGS CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2007	By	/S/ Mitch C. Hill
Executive Vice President and
Chief Financial Officer